# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: M Evo Global Acquisition Corp II, CIK 0002087361
CUSIP: G6071J102
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 2727 LBJ Freeway Suite 1010, Farmers Branch, Texas (TX), 75234
Date of event which requires filing of this statement: 02/03/2026
Filed by CIK 0002092232
Persons authorized to receive notices and communications: Stephen Silver, M EVO GLOBAL ACQUISITION CORP II, 2727 LBJ Freeway Suite 1010, Farmers Branch, Texas (TX), 75234, (214) 775-0614

## Reporting persons
- EVOLUTION SPONSOR HOLDINGS LLC II (CIK 0002092232): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (25% of the class)
  Comment: (1) Consists of 10,000,000 Class B ordinary shares held directly by EVOLUTION SPONSOR HOLDINGS LLC II ("sponsor"), which shares will convert to Class A ordinary shares at the option of the holder or automatically at the time of the initial business combination of the issuer. Two of the three sponsor managing members are Stephen Silver, our Chief Executive Officer and Chairman of the Board, and Ashley Zumwalt-Forbes, our Chief Operating Officer and Director. Accordingly, under the so-called "rule of three," because voting and dispositive decisions are made jointly by three managers, none of the managers of our sponsor is deemed to be a beneficial owner of securities held by our sponsor, even those in which such managers hold a pecuniary interest. Accordingly, none of such individuals is deemed to have or share beneficial ownership of the securities held by our sponsor. Mr. Silver and Ms. Zumwalt-Forbes will directly or indirectly own membership interests of our sponsor, which includes an indirect interest in 2,247,778 Class B ordinary shares and 1,720,278 Class B ordinary shares respectively, and they each disclaim any beneficial ownership of the securities held by the sponsor other than to the extent of any pecuniary interest they may have therein.
  
  (2) Based on 40,000,000 ordinary shares deemed to be outstanding, including (i) 30,000,000 Class A ordinary shares issued in the public offering, (ii) 10,000,000 Class B ordinary shares held by EVOLUTION SPONSOR HOLDINGS LLC II.
- Stephen Silver (CIK 0002076727): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (25% of the class)
  Comment: (1) Consists of 10,000,000 Class B ordinary shares held directly by EVOLUTION SPONSOR HOLDINGS LLC II, which shares will convert to Class A ordinary shares at the option of the holder or automatically at the time of the initial business combination of the issuer. Two of the three sponsor managing members are Stephen Silver, our Chief Executive Officer and Chairman of the Board, and Ashley Zumwalt-Forbes, our Chief Operating Officer and director. Accordingly, under the so-called "rule of three," because voting and dispositive decisions are made jointly by three managers, none of the managers of our sponsor is deemed to be a beneficial owner of securities held by our sponsor, even those in which such managers hold a pecuniary interest. Accordingly, none of such individuals is deemed to have or share beneficial ownership of the securities held by our sponsor. Mr. Silver and Ms. Zumwalt-Forbes will directly or indirectly own membership interests of our sponsor, which includes an indirect interest in 2,247,778 Class B ordinary shares and 1,720,278 Class B ordinary shares respectively, and they each disclaim any beneficial ownership of the securities held by the sponsor other than to the extent of any pecuniary interest they may have therein.
  
  (2) Based on 40,000,000 ordinary shares deemed to be outstanding, including (i) 30,000,000 Class A ordinary shares issued in the public offering, (ii) 10,000,000 Class B ordinary shares held by EVOLUTION SPONSOR HOLDINGS LLC II.
- Ashley Zumwalt-Forbes (CIK 0002076466): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (25% of the class)
  Comment: (1) Consists of 10,000,000 Class B ordinary shares held directly by EVOLUTION SPONSOR HOLDINGS LLC II, which shares will convert to Class A ordinary shares at the option of the holder or automatically at the time of the initial business combination of the issuer. Two of the sponsor managing members are Stephen Silver, our Chief Executive Officer and Chairman of the Board, and Ashley Zumwalt-Forbes, our Chief Operating Officer and Director. Accordingly, under the so-called "rule of three," because voting and dispositive decisions are made jointly by three managers, none of the managers of our sponsor is deemed to be a beneficial owner of securities held by our sponsor, even those in which such managers hold a pecuniary interest. Accordingly, none of such individuals is deemed to have or share beneficial ownership of the securities held by our sponsor. Mr. Silver and Ms. Zumwalt-Forbes will directly or indirectly own membership interests of our sponsor, which includes an indirect interest in 2,247,778 Class B ordinary shares and 1,720,278 Class B ordinary shares respectively, and they each disclaim any beneficial ownership of the securities held by the sponsor other than to the extent of any pecuniary interest they may have therein.
  
  (2) Based on 40,000,000 ordinary shares deemed to be outstanding, including (i) 30,000,000 Class A ordinary shares issued in the public offering, (ii) 10,000,000 Class B ordinary shares held by EVOLUTION SPONSOR HOLDINGS LLC II.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: M Evo Global Acquisition Corp II
Address of issuer's principal executive offices: 2727 LBJ Freeway Suite 1010, Farmers Branch, Texas (TX), 75234

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following persons: (i) EVOLUTION SPONSOR HOLDINGS LLC II, a Cayman Islands limited liability company (the "Sponsor"), (ii) Stephen Silver, a managing member of the Sponsor and (iii) Ashley Zumwalt-Forbes, also a managing member of the Sponsor. Each of the foregoing persons are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal place of business for each of the Reporting Persons is: c/o EVOLUTION SPONSOR HOLDINGS LLC II, 2727 LBJ Freeway Suite 1010, Farmers Branch, TX 75234.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's Sponsor. Two of the three sponsor managing members are Stephen Silver, our Chief Executive Officer and Chairman of the Board, and Ashley Zumwalt-Forbes, our Chief Operating Officer and Director. Accordingly, under the so-called "rule of three," because voting and dispositive decisions are made jointly by three managers, none of the managers of our sponsor is deemed to be a beneficial owner of securities held by our sponsor, even those in which such managers hold a pecuniary interest. Accordingly, none of such individuals is deemed to have or share beneficial ownership of the securities held by our sponsor.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Entities: The Sponsor -EVOLUTION SPONSOR HOLDINGS LLC II - Cayman Islands limited liability company

Individuals: Stephen Silver -- Australia

Ashley Zumwalt-Forbes - USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Founder Shares

In connection with the organization of the Issuer, on August 22, 2025, our sponsor paid $25,000, or approximately $0.003 per share, to cover certain of our offering costs in exchange for 8,333,333 founder shares. On January 29, 2026, the Company issued 1,666,667 Class B ordinary shares to the sponsor in a share capitalization, resulting in the total Class B ordinary shares increasing to 10,000,000 Class B ordinary shares, in connection with the Issuer's initial public offering ("IPO"), which was declared effective on January 29, 2026. See Issuer's registration statement on Form S-1 (File No. 333- 292138 and 333-293064, the "Registration Statements"), under the heading "Certain Transactions."

Public Units

On February 2, 2026, the Company closed its initial public offering of 30,000,000 units, at a price of
$10.00 per unit (the "Public Units"), for an aggregate purchase price of $300,000,000 with the exercise of the Over-Allotment Option in connection with the Issuer's IPO for an aggregate of $300,000,000. Each Public Unit consists of one ordinary share and one-half warrant (each, a "warrant"). Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share (as described more fully in the Registration Statement).

Private Placement Warrants

On February 2, 2026, simultaneously with the closing of the Issuer's IPO, the Sponsor, Cohen and Company Capital Markets, a division of Cohen & Company Securities, LLC ( "CCM" and the lead underwriter), and Clear Street LLC, acquired 8,000,000 private placement warrants ("Private Placement Warrants") at $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,000,000, pursuant to Private Placement Warrant Purchase Agreements dated January 29, 2026 (i) between the Sponsor and the Issuer for 5,000,000 Private Placement Warrants and (ii) among CCM, Clear Street and the Issuer for 3,000,000 Private Placement Warrants (the "Private Placement Warrant Purchase Agreements The private placement warrants are identical to the warrants sold in this offering except that the private placement warrants (i) will not be redeemable by the issuer, (ii) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination, (iii) may be exercised by the holders on a cashless basis, (iv) will be entitled to registration rights and (v) with respect to private placement warrants held by the underwriters and/or their respective designees, will not be exercisable more than five years from the commencement of sales in this offering in accordance with FINRA Rule 5110(g)(8).The summary of such Private Placement Warrant Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

The Reporting Persons continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer's securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of February 2, 2026, the Sponsor directly beneficially owned 10,000,000 Class B ordinary shares (collectively, the "Sponsor Shares"). The Sponsor Managing Members are Stephen Silver, our Chief Executive Officer and Chairman of the Board, Ashley Zumwalt-Forbes, our Chief Operating Officer and Director, and John Charles Forbes II. Accordingly, under the so-called "rule of three," because voting and dispositive decisions are made jointly by three managers, none of the managers of our sponsor is deemed to be a beneficial owner of securities held by our sponsor, even those in which such managers hold a pecuniary interest. Accordingly, none of such individuals is deemed to have or share beneficial ownership of the securities held by our sponsor. Mr. Silver and Ms. Zumwalt-Forbes will directly or indirectly own membership interests of our sponsor, which includes an indirect interest in 2,247,778 Class B ordinary shares and 1,720,278 Class B ordinary shares respectively and they each disclaim any beneficial ownership of the securities held by the sponsor other than to the extent of any pecuniary interest they may have therein.

The Sponsor Shares represent approximately 25%, of the 40,000,000 ordinary shares that were deemed to be outstanding following the Issuer's IPO and following the underwriter exercising its OA Option as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 29, 2026 (the "Final Prospectus"). The Sponsor Managing Members are Stephen Silver, our Chief Executive Officer and Chairman of the Board, Ashley Zumwalt-Forbes, our Chief Operating Officer and Director, and John Charles Forbes II. Accordingly, under the so-called "rule of three," because voting and dispositive decisions are made jointly by three managers, none of the managers of our sponsor is deemed to be a beneficial owner of securities held by our sponsor, even those in which such managers hold a pecuniary interest. Accordingly, none of such individuals is deemed to have or share beneficial ownership of the securities held by our sponsor. Mr. Silver and Ms. Zumwalt-Forbes will directly or indirectly own membership interests of our sponsor, which includes an indirect interest in 2,247,778 Class B ordinary shares and 1,720,278 Class B ordinary shares respectively and they each disclaim any beneficial ownership of the securities held by the sponsor other than to the extent of any pecuniary interest they may have therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of February 2, 2026, the Sponsor directly beneficially owned 10,000,000 Class B ordinary shares. The Sponsor Managing Members are Stephen Silver, our Chief Executive Officer and Chairman of the Board, Ashley Zumwalt-Forbes, our Chief Operating Officer and Director, and John Charles Forbes II. Accordingly, under the so-called "rule of three," because voting and dispositive decisions are made jointly by three managers, none of the managers of our sponsor is deemed to be a beneficial owner of securities held by our sponsor, even those in which such managers hold a pecuniary interest. Accordingly, none of such individuals is deemed to have or share beneficial ownership of the securities held by our sponsor. Mr. Silver and Ms. Zumwalt-Forbes will directly or indirectly own membership interests of our sponsor, which includes an indirect interest in 2,247,778 Class B ordinary shares and 1,720,278 Class B ordinary shares respectively and they each disclaim any beneficial ownership of the securities held by the sponsor other than to the extent of any pecuniary interest they may have therein.

The Sponsor Shares represent approximately 25%, of the 40,000,000 ordinary shares that were deemed to be outstanding following the Issuer's IPO and following the underwriter exercising its OA Option as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 29, 2026 (the "Final Prospectus"). Mr. Bengochea and Mr. Caragol, as managing members of the Sponsor, may be deemed to beneficially own 10,000,000 ordinary shares, representing approximately 25% of the 40,000,000 ordinary shares that were deemed to be outstanding following the Issuer's IPO and the exercise of the underwriter's OA Option as set forth in the Final Prospectus, which include 30,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares.
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on August 22, 2025, our sponsor paid $25,000, or approximately $0.003 per share, to cover certain of our offering costs in exchange for 8,333,333 founder shares pursuant to the "Securities Subscription Agreement". On January 30, 2026, the Company issued 1,666,667 Class B ordinary shares to our sponsor in a share capitalization, resulting in the total Class B ordinary shares increasing to 10,000,000 Class B ordinary shares . The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On January 29, 2026, the Issuer entered into a letter agreement with the Issuer's directors, officers and senior advisors (collectively, the "Insiders") and the Company's Sponsor, (collectively the "Letter Agreements"). Pursuant to the Letter Agreement, the Insiders and the Sponsor have each agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders' rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame and to liquidating distributions from assets outside the trust account; and (iv) vote any founder shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our initial business combination (including any proposals recommended by the Company's board of directors in connection with such business combination) (except with respect to any public shares which may not be voted in favor of approving the business combination transaction in accordance with the requirements of Rule 14e-5 under the Exchange Act and any SEC interpretations or guidance relating thereto)..

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, copies of which are filed as an exhibit hereto.

Private Placement Warrants Purchase Agreement

On January 29, 2026, simultaneously with the closing of the Issuer's IPO, Sponsor CCM and Clear Street, purchased an aggregate of 8,000,000 private warrants, at a price of $1.00 per warrant, or $8,000,000 in the aggregate The private placement warrants are identical to the warrants sold in this offering except that the private placement warrants (i) will not be redeemable by us, (ii) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination, (iii) may be exercised by the holders on a cashless basis, (iv) will be entitled to registration rights and (v) with respect to private placement warrants held by the underwriters and/or their respective designees, will not be exercisable more than five years from the commencement of sales in this offering in accordance with FINRA Rule 5110(g)(8). If we do not complete our initial business combination within the completion window, the private placement warrants will expire worthless.

The summary of such Private Placement Warrants Purchase Agreements contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration Rights Agreement

On January29, 2026, in connection with the Issuer's IPO, the Issuer and the Insiders entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Holders have the right to include their securities in other registration statements filed by the Issuer.

The summary of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2 Securities Subscription Agreement, dated August 22, 2025, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on February 2,2026).

Exhibit 99.3 Letter Agreement, dated January 29, 2026, among the Issuer, its officers and directors and the Sponsor, (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 2, 2026).

Exhibit 99.4 Private Placement Warrant Purchase Agreement, dated January 29, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 2, 2026).

Exhibit 99.5 Private Placement Warrant Purchase Agreement, dated January 29, 2026, by and between the Issuer and CCM (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 2, 2026).

Exhibit 99.6 Private Placement Warrant Purchase Agreement, dated January 29, 2026, by and between the Issuer and Clear Street LLC (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 2, 2026).

Exhibit 99.7 Registration Rights Agreement, dated January 29, 2026, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 2, 2026).

## Signatures
- EVOLUTION SPONSOR HOLDINGS LLC II: /s/ Stephen Silver, Stephen Silver/Managing Member (02/03/2026)
- Stephen Silver: /s/ Stephen Silver, Stephen Silver/CEO (02/03/2026)
- Ashley Zumwalt-Forbes: /s/ Ashley Zumwalt-Forbes, Ashley Zumwalt-Forbes/COO (02/03/2026)